Katie M. True-Awtry 816.691.2632 DIRECT 816.412.9728 DIRECT FAX KTrue@stinson.com

March 11, 2011

Brandon Hill
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street
Washington, D.C. 20549

Re:	Card Activation Technologies Inc.
Form 10-K
Filed January 12, 2011
File No. 000-52556

Dear Mr. Hill:

As we discussed on the telephone on Friday, March 11, 2011, we have requested on behalf of our client, Card Activation Technologies Inc. (the "Company"), a 10 business day extension (until March 31, 2011) to respond to the March 3, 2011 comment letter from the staff of the Securities and Exchange Commission with respect to the filing listed above (the "Comment Letter").  The Company intends to submit its response to the Comment Letter on or before March 31, 2011.

If you have any questions regarding this letter, please do not hesitate to contact me at (816) 691-2632.

Regards,

STINSON MORRISON HECKER LLP

/s/ Katie M. True-Awtry

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